Exhibit 12.02

Oklahoma Gas and Electric Company
Ratio of Earnings to Fixed Charges

	Twelve Months Ended June 30,	Six Months Ended June 30,	Year Ended December 31,
(in millions)	2016	2016	2015	2014	2013	2012	2011

Earnings:
Pre-tax income	$367.6	$111.8	$373.7	$403.6	$406.1	$374.9	$381.2
Add: Fixed charges	151.1	74.4	153.9	146.9	136.0	129.6	123.3
Subtotal	518.7	186.2	527.6	550.5	542.1	504.5	504.5

Subtract:
Allowance for borrowed funds used during construction	5.3	2.7	4.2	2.4	3.4	3.5	10.4
Total earnings	513.4	183.5	523.4	548.1	538.7	501.0	494.1

Fixed Charges:
Interest on long-term debt	144.2	70.9	146.8	139.7	130.6	124.2	118.7
Interest on short-term debt and other interest charges	4.1	2.3	4.1	4.2	2.1	3.9	3.3
Calculated interest on leased property	2.8	1.2	3.0	3.0	3.3	1.5	1.3
Total fixed charges	$151.1	$74.4	$153.9	$146.9	$136.0	$129.6	$123.3

Ratio of Earnings to Fixed Charges	3.40	2.47	3.40	3.73	3.96	3.87	4.01